EXHIBIT 99.2

FOR IMMEDIATE RELEASE


Gulfstream Contact:                                 Kimberly-Clark Contact:
Tricia Bergeron                                     Wendi Strong
(912) 965-3700                                      (972) 281-1481

             GULFSTREAM AEROSPACE TO ACQUIRE K-C AVIATION FROM
                  KIMBERLY-CLARK FOR $250 MILLION IN CASH

Will Significantly Increase Gulfstream's Capacity In Completions And Service;
 Acquisition Also Expected To Be Accretive To Gulfstream's EPS In First Year
 ---------------------------------------------------------------------------

     SAVANNAH, GA, and DALLAS, TX, July 24, 1998 - - Gulfstream Aerospace Corporation (NYSE: GAC) and Kimberly-Clark Corporation (NYSE: KMB) today announced they have signed a definitive agreement for Gulfstream to acquire K-C Aviation, a leading provider of business aviation services, from Kimberly-Clark for $250 million in cash.

     K-C Aviation is the largest independent completion center for corporate aircraft in North America, with annual revenues of approximately $200 million. Specializing in custom work, it also has extensive refurbishment and maintenance operations focused on the high-end of the corporate aviation market. K-C Aviation has a superb reputation for quality and craftsmanship, and has been named "Best Completion Center" for the last five years by Professional Pilot magazine.

     Gulfstream said the acquisition will substantially increase its aircraft completion capacity, support its rapidly growing service business, and give it strong refurbishment capabilities. K-C Aviation's facilities in Texas, Wisconsin, and Massachusetts will also complement Gulfstream's current facilities in Georgia and California to give the Company a nationwide network, increasing convenience and response capability for customers.

     The transaction is subject to regulatory approvals and is expected to be completed in the third quarter. Gulfstream expects the acquisition to be accretive to earnings per share beginning in the first full year of operations. It will be funded from Gulfstream's cash on hand.

     "Like Gulfstream, K-C Aviation is simply the best in its business, and it shares our dedication to unmatched quality and service," said Gulfstream Chairman Theodore J. Forstmann. "We have ramped up production to 64 planes for 1999 to meet growing customer demand for both Gulfstream IVs and Gulfstream Vs, and now we are making a major investment in increased completion and service capacity. Gulfstream will now have 18 additional completion slots in 1999 which will help us work through existing backlog faster -- and we will also be able to deliver aircraft sooner to people placing new orders today."

     "K-C Aviation is a great company, and the decision to sell it was a difficult one," said Wayne Sanders, chairman and chief executive officer of Kimberly-Clark. "With an objective of focusing on our core consumer products business, we determined that the best course of action for the future of K-C Aviation and its employees was to align the company with a corporation whose core business is aviation. It was very important to Kimberly-Clark to find a company that will continue K-C Aviation's philosophy of perfection, value and quality, the concepts upon which the company was built. We believe Gulfstream has the same philosophy and is the ideal buyer for this business. This is a big growth opportunity for the company and for K-C Aviation's employees who have worked hard to make it the number one independent aviation services provider in the world."

     Jim Johnson, president and chief operating officer of Gulfstream, said, "We welcome the talented team at K-C Aviation to Gulfstream. We expect no significant changes in K-C Aviation's management or work force, and will begin business operations and integration under the Gulfstream name immediately upon closing. In addition to enhanced completion capabilities, this acquisition will give us more capacity to keep increasing our share of the service business for the worldwide fleet of corporate aircraft. We will be able to reduce maintenance downtime for Gulfstream customers and increase flexibility in scheduling. We are also committed to maintaining K-C Aviation's specialized maintenance teams that now service other types of aircraft and provide maintenance for a wide variety of engines and auxiliary power units." John Rahilly, president of K-C Aviation, will report to Johnson.

     Founded in 1958, Gulfstream Aerospace Corporation is the leading designer, developer, manufacturer and marketer of the world's most technologically advanced intercontinental business jet aircraft. Gulfstream has produced more than 1,000 aircraft for customers around the world. The Company offers a range of aircraft products and services to meet the needs of its customers, including the Gulfstream IV-SP(R), the ultra-long range Gulfstream V(R), Gulfstream Shares(R) (fractional ownership interests), Gulfstream Financial Services, Gulfstream Pre-Owned Aircraft Sales, Gulfstream Charter ServicesSM and Gulfstream Management ServicesSM.

     K-C Aviation has been in business for 30 years and has facilities in Dallas, Texas; Appleton, Wis.; and Westfield, Mass. Its services include completions and refurbishments, as well as airframe, avionics, and engine maintenance.

     Kimberly-Clark Corporation is a leading global manufacturer of personal care, consumer tissue and away-from-home products. The company also is a major producer of professional healthcare products and premium business, correspondence and technical papers. The company has manufacturing operations in 38 countries and sells its products in 150 countries.


                                   # # #


 This press release includes forward-looking statements, including statements regarding future earnings and production of Gulfstream and the impact of the acquisition of K-C Aviation, Inc. These forward-looking statements are subject to risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Company's Securities and
                       Exchange Commission filings.